Exhibit 99.2
Mark_Felice said:
Wondering why we paid $18 per share, nearly double the 3Par closing price on Friday...
August 16, 2010 11:02 AM
Brad_Anderson said:
@Mark — Thanks for your question. We believe this is an important strategic acquisition for our storage business and helps drive our business strategy forward. Even though we are paying a premium, we expect the transaction to be accretive to Dell’s non-GAAP earnings in FY12 when synergies are considered. 3PAR’s technology provides a very critical capability that our customers are asking for — this acquisition will provide our customers will choice. The acquisition of 3PAR will enhance our position in cloud-based storage applications and improve our profitability in the large, growing mid to high-end SAN segment.
The planned tender offer described in these materials has not yet commenced. The description contained in this release is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov